FILED UNDER RULE 433
FILE NO. 333-137101

News Release

Contact:
Investors	Media
Steve Shriner	Barry Koling
(404) 827-6714	(404) 230-5268

For Immediate Release

May 15, 2009

SunTrust Outlines Framework of Capital Plan; Announces Plans to Offer Up

to $1.25 Billion of Common Stock

ATLANTA — SunTrust Banks, Inc. (NYSE: STI) today announced the framework of its plan to address the conclusions of the federal government’s recently released Supervisory Capital Assessment Program (“SCAP”). While it was determined that SunTrust is currently well-capitalized, and projected to remain so under the Treasury’s more adverse-than-expected (“More Adverse”) economic scenario, in order to meet newly adopted regulatory requirements, the Company plans to adjust the composition of its overall Tier 1 capital resources to increase the common equity portion by $2.2 billion (“Common Buffer”).

In accordance with the process outlined by the Federal Government, SunTrust will submit a formal capital plan (“Capital Plan”) by June 8, 2009, and it expects to complete the actions contemplated by the Capital Plan by November 9, 2009. While not finalized or formally approved, the main components of the Capital Plan are as follows:

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Common Stock Offering: SunTrust said it will sell up to $1.25 billion of common stock from time to time through an “at the market” offering. Morgan Stanley is acting as the Company’s sales agent for the offering.

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Internal Actions: SunTrust has several opportunities to generate additional common equity, including through the sale of selected securities and other asset dispositions. At this time, these actions are expected to generate approximately $300 million of Tier 1 common equity. The Company is analyzing additional actions that may increase the amount of internally generated capital.

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Other Steps: In addition, SunTrust has over $3.3 billion of preferred and hybrid securities outstanding, and it may pursue private and/or public transactions to exchange certain of these Tier 1 securities for common stock.

In addition to its Capital Plan, SunTrust said it intends to reduce its quarterly dividend to $0.01 from $0.10 per share, effective as of September 2009.

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“We are fortunate to have many ways to address the Common Buffer required under the government’s More Adverse scenario,” said James M. Wells III, SunTrust Chairman and Chief Executive Officer. “We will be prudent and proactive in evaluating and executing aspects of the plan prior to the November 9th deadline. We also believe that these actions will enhance our ability to be in a position to repay TARP at the appropriate time and to actively pursue the opportunities that will come with a resumption of economic growth.”

SunTrust has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the company has filed with the SEC for more complete information about the company and this offering. You may obtain these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, SunTrust or the sales agent will arrange to send you the prospectus if you request it by contacting SunTrust Investor Relations, at (404) 813-0053 or Morgan Stanley at 866-718-1649 or by e-mail at prospectus@morganstanley.com.

SunTrust Banks, Inc., headquartered in Atlanta, is one of the nation's largest banking organizations, serving a broad range of consumer, commercial, corporate and institutional clients. As of March 31, 2009, SunTrust had total assets of $179.1 billion and total deposits of $119.0 billion. The Company operates an extensive branch and ATM network throughout the high-growth Southeast and Mid-Atlantic States and a full array of technology-based, 24-hour delivery channels. The Company also serves customers in selected markets nationally. Its primary businesses include deposit, credit, trust and investment services. Through various subsidiaries the Company provides mortgage banking, insurance, brokerage, investment management, equipment leasing and capital markets services. SunTrust's Internet address is suntrust.com.

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Important Cautionary Statement About Forward-Looking Statements

This news release may contain forward-looking statements. Statements regarding the availability of capital in the future, our expectations with respect to our Capital Plan, the components and size thereof, and our ability to implement our capital plan, our ability to repay the preferred stock and warrants issued by us under the Capital Purchase Program of TARP, our ability to comply with the Federal Reserve’s new Tier 1 Common Equity requirement, and our expectations with respect to our quarterly dividend are forward-looking statements. Also, any statement that does not describe historical or current facts, including statements about beliefs and expectations, is a forward-looking statement. These statements often include the words “believes,”

“expects,” “anticipates,” “estimates,” “intends,” “plans,” “targets,” “initiatives,” “potentially,” “probably,” “projects,” “outlook” or similar expressions or future conditional verbs such as “may,” “will,” “should,” “would,” and “could.” Such statements are based upon the current beliefs and expectations of management and on information currently available to management. Such statements speak as of the date hereof, and we do not assume any obligation to update the statements made herein or to update the reasons why actual results could differ from those contained in such statements in light of new information or future events.

Forward-looking statements are subject to significant risks and uncertainties. Investors are cautioned against placing undue reliance on such statements. Actual results may differ materially from those set forth in the forward-looking statements. Factors that could cause actual results to differ materially from those described in the forward-looking statements include the following: changes in market interest rates or capital markets could adversely affect our revenue and expense, the value of assets and obligations, and the availability and cost of capital or liquidity; our stock price can be volatile and current levels of market volatility are unprecedented, and these could impede our ability to increase our Tier 1 Common Equity; the fiscal and monetary policies of the federal government and its agencies could have a material adverse effect on our earnings; regulation by federal and state agencies could adversely affect our business, revenue, and profit margins; recently declining values of residential real estate, increases in unemployment, and the related effects on local economics may increase our credit losses, which would negatively affect our financial results; deteriorating credit quality, particularly in real estate loans, has adversely impacted us and may continue to adversely impact us; and any reduction in our credit rating could increase the cost of our funding from the capital markets. Additional factors can be found at Item 1A of our annual report on Form 10-K, at Part II Item 1A of our quarterly reports on Form 10-Q, and in our current reports on Form 8-K, each filed with the Securities and Exchange Commission and available at the Securities and Exchange Commission’s internet site (http://www.sec.gov).

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